UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

May 19, 2010

Commission File Number: 001-34423

CDC Software Corporation

(Translation of registrant’s name into English)

Cayman Islands

(Jurisdiction of incorporation or organization)

Unit 706-707, Building 9

No. 5 Science Park West Avenue

Hong Kong Science Park

Shatin, New Territories

Hong Kong

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

☒  Form 20-F            ☐  Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

☐  Yes             ☒  No

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): n/a

Other Events.

Other Events.

Compensation of Chief Executive Officer

Effective January 1, 2010, CDC Software Corporation (the “Company”) entered into a new executive services agreement with Asia Pacific On-Line Ltd. (“APOL”) for the services of the Company’s Chief Executive Officer, Mr. Peter Yip (the “2010 CDC Software ESA”).

The 2010 CDC Software ESA provides for, among other things, (i) the termination of that certain Executive Services Agreement dated as of December 19, 2008, as amended to date by and among CDC Corporation Limited., an affiliate of the Company’s parent, APOL and Mr. Yip; (ii) a renewed term; (iii) a revised scope of services; and (iv) revised compensation terms.

The 2010 CDC Software ESA has a three (3) year term and provides that APOL shall receive, in exchange for Mr. Yip’s services as the Chief Executive Officer of the Company, the following cash and equity-based compensation:

•	annual cash remuneration, payable monthly in arrears as a Management Fee under Section 4.1 of the 2010 CDC Software ESA, in the aggregate amount of $800,000 per year, and

•

a potential cash bonus of up to $800,000 per annum, payable in amounts of up to $200,000 per quarter, promptly after the Company’s quarterly earnings announcements, based upon the Company’s Adjusted EBITDA performance for such quarter.

The cash compensation payable under the 2010 CDC Software ESA will be reviewed at least once per year during the term thereof.

All awards of options and stock appreciation rights previously granted to Mr. Yip and APOL shall remain outstanding and, together with the New Options (as defined in the 2010 CDC Software ESA), shall continue to vest in accordance with their terms, provided that (i) Mr. Yip continues to provide services to, and remains employed by, the Company on the relevant vesting date; and (ii) the 2010 CDC Software ESA has not otherwise been terminated.

The Company will reimburse APOL for Mr. Yip’s reasonable expenses incurred in the performance of his duties related to travel and entertaining in accordance with the policies of the Company.

In addition, as long as APOL beneficially owns at least 5% of the shares of CDC Corporation and Mr. Yip, together with one or more members of his immediate family, is the beneficial owner of at least 50% of APOL, APOL will be entitled to nominate one director to the board of directors of the Company (the “Board”), subject to the approval of the Company’s shareholders.

APOL and Mr. Yip have also agreed to, subject to certain exceptions, non-competition and non-solicitation periods of 12 months after the termination of the 2010 CDC Software ESA.

Additionally, an award of options to purchase 250,000 of the Company’s class A ordinary shares under the Company’s 2009 Stock Incentive Plan, at an exercise price of $10.15 per share, was granted to APOL by the Board on March 1, 2010, which options shall vest quarterly over three years.

The foregoing descriptions do not purport to be complete and are qualified in their entirety by the full text of the 2010 CDC Software ESA, which is provided as Exhibit 1.19 hereto and incorporated herein by reference.

Exhibit	Description

1.01

Materials in connection with the Extraordinary General Meeting of Shareholders to be held on May 28, 2010 at 12:00 p.m. (Hong Kong time) (“EGM”):

Invitation to Shareholders

Notice of EGM

Proxy Statement

Proxy Card

Depositary letter from Deutsche Bank Trust Company Americas

1.02	CDC Software Acquires TradeBeam, a Leading Cloud-Based Provider of Global Supply Chain Visibility and Trade Management Solutions

1.03	CDC Software Completes First Stage of Its Strategic Investment in eBizNET Solutions, a Provider of Cloud-Based Supply Chain Execution Solutions

1.04	CDC Software To Expand Its HRM Solutions in China’s Large State-Owned Enterprise Market Through its Franchise Partnership with Hinge Software

1.05	Aurora Organic Dairy To Implement CDC Software’s CDC Factory Solution To Remain Cost Competitive by Targeting 10 Percent Efficiency Gains in less Than a Year

1.06	CDC Software Reports 14 Percent Increase in Application Sales and Recurring Revenue for the Quarter Ended March 31, 2010 Compared To Same Period Last Year

1.07	CDC Software Secures $30 million in New Financing to Fuel Expansion Plans

1.08	CDC Software Adds Field Management Functionality to its Cloud-based eCommerce Platform Through OEM Partnership with Servicepower

1.09	CDC Software Expects Solid Growth in First Quarter 2010 Application Sales and Total Recurring Revenue Compared to First Quarter 2009

1.10	CDC Software Plans to Invest and Form Strategic Relationship with eBizNET Solutions, a Provider of SaaS Supply Chain Execution Solutions

1.11	CDC Software Signs Term Sheet to Acquire A Provider of SaaS Supply Chain Management Solutions

1.12	CDC Software to Hold First Quarter 2010 Earnings Call on April 28, 2010 at 9:00 AM EDT

1.13	CDC Software Agrees to Invest and Form Strategic Relationship in Marketbright, a Cloud-Based SaaS Marketing Automation Company

1.14	CDC Software’s CDC Factory Solution To Be Implemented At A CDC Ross ERP Food Manufacturing Customer

1.15	CDC Software’s Cloud-Based On-Demand eCommerce Platform To Integrate with Bidz.com’s Premier Auction Marketplace

1.16	CDC Software’s CDC Factory Solution is Implemented By Boots Contract Manufacturing, A Leading Manufacturer of Healthcare Products in Europe

1.17	CDC Software Forms Strategic Partnership for its On-Demand eCommerce Platform with Escalate Retail’s Cross-Channel Retail Solutions

1.18	CDC Software Provides Update on Share Buyback Plan

1.19	Executive Services Agreement by and between CDC Software Corporation and Asia Pacific On-Line Ltd, effective January 1, 2010

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CDC Software Corporation

Date: May 19, 2010	By:	/s/ Donald L. Novajosky
	Name:	Donald L. Novajosky
	Title:	General Counsel and Secretary

EXHIBIT INDEX

Exhibit No.	Description

1.01	Materials in connection with the Extraordinary General Meeting of Shareholders to be held on May 28, 2010 at 12:00 p.m. (Hong Kong time) (“EGM”):

Invitation to Shareholders Notice of EGM Proxy Statement Proxy Card Depositary letter from Deutsche Bank Trust Company Americas

1.02	CDC Software Acquires TradeBeam, a Leading Cloud-Based Provider of Global Supply Chain Visibility and Trade Management Solutions

1.03	CDC Software Completes First Stage of Its Strategic Investment in eBizNET Solutions, a Provider of Cloud-Based Supply Chain Execution Solutions

1.04	CDC Software To Expand Its HRM Solutions in China’s Large State-Owned Enterprise Market Through its Franchise Partnership with Hinge Software

1.05	Aurora Organic Dairy To Implement CDC Software’s CDC Factory Solution To Remain Cost Competitive by Targeting 10 Percent Efficiency Gains in less Than a Year

1.06	CDC Software Reports 14 Percent Increase in Application Sales and Recurring Revenue for the Quarter Ended March 31, 2010 Compared To Same Period Last Year

1.07	CDC Software Secures $30 million in New Financing to Fuel Expansion Plans

1.08	CDC Software Adds Field Management Functionality to its Cloud-based eCommerce Platform Through OEM Partnership with Servicepower

1.09	CDC Software Expects Solid Growth in First Quarter 2010 Application Sales and Total Recurring Revenue Compared to First Quarter 2009

1.10	CDC Software Plans to Invest and Form Strategic Relationship with eBizNET Solutions, a Provider of SaaS Supply Chain Execution Solutions

1.11	CDC Software Signs Term Sheet to Acquire A Provider of SaaS Supply Chain Management Solutions

1.12	CDC Software to Hold First Quarter 2010 Earnings Call on April 28, 2010 at 9:00 AM EDT

1.13	CDC Software Agrees to Invest and Form Strategic Relationship in Marketbright, a Cloud- Based SaaS Marketing Automation Company

1.14	CDC Software’s CDC Factory Solution To Be Implemented At A CDC Ross ERP Food Manufacturing Customer

1.15	CDC Software’s Cloud-Based On-Demand eCommerce Platform To Integrate with Bidz.com’s Premier Auction Marketplace

1.16	CDC Software’s CDC Factory Solution is Implemented By Boots Contract Manufacturing, A Leading Manufacturer of Healthcare Products in Europe

1.17	CDC Software Forms Strategic Partnership for its On-Demand eCommerce Platform with Escalate Retail’s Cross-Channel Retail Solutions

1.18	CDC Software Provides Update on Share Buyback Plan

1.19	Executive Services Agreement by and between CDC Software Corporation and Asia Pacific On-Line Ltd, effective January 1, 2010